UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): _____

CONTENTS

On September 21, 2017, Akari Therapeutics, Plc, (the “Company”) issued a press release announcing that following advice from a recent FDA Type B End of Phase II Meeting, it plans to advance its lead investigational drug, Coversin, towards the commencement of Phase III clinical studies in Paroxysmal Nocturnal Hemoglobinuria (PNH) in the first quarter of 2018. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The statement in the first paragraph and “Forward Looking Statements” of Exhibit 99.1 is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Press Release dated September 21, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
General Counsel & Secretary

Date: September 21, 2017